SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-34989

iSoftStone Holdings Limited

Building 16, Dong Qu,

10 Xibeiwang Dong Lu, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated July 28, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Cheng Zhang
Name:	Cheng Zhang
Title:	Acting Chief Financial Officer

Date: July 28, 2014

Exhibit 99.1

ISOFTSTONE HOLDINGS LIMITED

ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

BEIJING, China, July 28, 2014 — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider in the People’s Republic of China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on August 25, 2014 at 10:00 a.m. (Hong Kong time), at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger dated as of April 18, 2014 (the ‘‘Merger Agreement’’), among the Company, New iSoftStone Holdings Limited (“Parent”) and New iSoftStone Acquisition Limited (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the ‘‘Plan of Merger’’), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. If completed, the proposed Merger would result in the Company becoming a privately-held company and the American depositary shares (“ADSs”) of the Company (each representing ten ordinary shares of the Company (“Shares”)) will no longer be listed on the New York Stock Exchange and the American depositary shares program for the ADSs will terminate. The Company’s board of directors, acting upon the unanimous recommendation of an independent committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with Parent, Merger Sub or any member of the buyer group or management of the Company, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the Cayman Islands on August 14, 2014 will be entitled to attend and vote at the EGM. The record date for ADS holders entitled to instruct J.P. Morgan Chase Bank, N.A., the ADS depositary, to vote the Shares represented by the ADSs is the close of business in New York City on August 4, 2014. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, as amended, and the definitive proxy statement attached as Exhibit (a)-(1) thereto, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to D.F. King & Co., Inc., the Company’s proxy solicitor, at +1-800-901-0068 (or +1-212-269-5550 outside of the United States). SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

iSoftStone Holdings Limited

Mr. Charles Zhang

Acting Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

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